Exhibit 99.4

ASM International N.V. Expands Leadership in High-k ALD,

Leading Logic Manufacturer Decides to Buy Pulsar Tool

ALMERE, The Netherlands – October 29, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) announced that a leading logic manufacturer, a member of a key semiconductor industry technology alliance, has decided to purchase a Pulsar® high-k atomic layer deposition (ALD) tool. The system, delivered earlier this month, will be used to deposit hafnium-based higk-k gate dielectrics for 32 and 28 nm logic chips.

“This order is highly representative of ASM’s core strength of taking customers from process development to high volume manufacturing,” said Glen Wilk, product manager for ALD and Epitaxy at ASM. “We have worked with this customer extensively to demonstrate the Pulsar reactor’s ability to scale the gate dielectric and overcome all the challenges of integrating high-k into their device. We have now entered the next phase of our collaboration and are actively engaged in the successful transition to volume manufacturing.”

Pulsar is the industry’s leading ALD process tool, and the first to be used in high volume manufacturing of high-k logic gates. Initially implemented at the 45 nm node, the Pulsar has been qualified for high volume manufacturing down to the 28 nm node. ASM enables advanced high-k and metal gate integration solutions through Pulsar’s ALD process that deposits one atomic layer at a time, enabling faster and smaller chips.

ASM also delivers a broad portfolio of high-k gate films including multiple hafnium-based oxides that enable high-k integration for both high performance and low standby power devices and are already proven through the 22 nm node.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

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